UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

ICAGEN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Michael N. Taglich, Chairman

Taglich Brothers, Inc.

275 Madison Avenue

 New York, New York 10016

(212) 661-6886

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael N. Taglich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 710,427
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 154,161
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 710,427
WITH	10	SHARED DISPOSITIVE POWER 154,161

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 983844101	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment No. 1”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4222 Emperor Blvd, Suite 350, Research Triangle Park, Durham, North Carolina 27703.

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

(a), (f)	This Amendment No. 1 to Schedule 13D is being made by Michael N. Taglich, a member of the Board of Directors of the Issuer.

(b)	The principal business address for Mr. Taglich is 275 Madison Avenue, New York, New York 10016.

(c)	Mr. Taglich is the co-founder, President and Chairman of Taglich Brothers, Inc. (“Taglich Brothers”), an investment banking firm he co-founded in 1991, and his principal business is investment banking.
(d)	Mr. Taglich has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Taglich has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

See the response to Item 4, which is incorporated by reference herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

Between April 12, 2017 and April 13, 2017, the Issuer sold in a private placement offering (the “April 2017 Offering”) to three (3) investors, including Mr. Taglich, pursuant to a securities purchase agreement (the “April 2017 Purchase Agreement”) entered into with each investor, 150 units at a price of $10,000 per unit (the “April 2017 Units”) consisting of (a) a note (the “April 2017 Note”) in the principal amount of $10,000, and (b) a five year warrant (the “April 2017 Investor Warrants”) to acquire 1,500 shares of the Common Stock, at an exercise price of $3.50 per share. The aggregate cash proceeds to the Issuer from the sale of the 150 April 2017 Units was $1,500,000.

The April 2017 Notes bear interest at a rate of 8% per annum and mature on the earlier of (a) the date that is thirty (30) days after the date of issuance or (b) the closing of the Issuer’s next debt financing. Pursuant to a Security and Pledge Agreement (the “April 2017 Security Agreement”) the Notes are secured by a lien on all of the current assets of the Issuer (excluding the equity of and assets of the Issuer’s wholly owned subsidiary, Icagen-T, Inc. (“Icagen-T”)). Amounts overdue bear interest at a rate of 1% per month.

CUSIP No. 983844101	13D	Page 4 of 7 Pages

The April 2017 Investor Warrants have an initial exercise price of $3.50 per share and are exercisable for a period of five years from the date of issuance. Each April 2017 Warrant is exercisable for one share of Common Stock, which resulted in the issuance of warrants exercisable to purchase an aggregate of 225,000 shares of Common Stock, of which 75,000 were issued to Mr. Taglich. The April 2017 Investor Warrants are subject to adjustment in the event of stock splits and other similar transactions. In addition, Mr. Taglich has the right to exchange the April 2017 Investor Warrants for a like number of warrants to be issued to the lender in the Issuer’s next debt financing.

In addition, the Issuer retained Taglich Brothers, Inc. as the exclusive placement agent (the “Placement Agent”) in connection with the April 2017 Offering. As compensation for the Placement Agent’s services, the Issuer (a) agreed to pay the Placement Agent a six percent (6%) cash commission on the gross proceeds raised in the 2017 April Offering (excluding amounts invested by the Issuer’s Chairman of the Board, Timothy Taglich) for a total commission of $60,000, and (b) issued the Placement Agent the same warrant that the investors received in the April 2017 Offering exercisable for an aggregate amount of 25,000 shares of Common Stock at an exercise price of $3.50 per share (2,500 shares of Common Stock for each $100,000 in principal amount of notes sold, excluding notes sold to the Chairman of the Board) (the “April 2017 Placement Agent Warrants”). Mr. Taglich received 7,500 of these April 2017 Placement Agent Warrants as the designee of the Placement Agent. Mr. Taglich has the right to exchange the 7,500 April 2017 Placement Agent Warrants, which were assigned to him by the Placement Agent, for a like number of warrants to be issued to the lender in the Issuer’s next debt financing

Mr. Taglich participated in the April 2017 Offering by acquiring: (a) 50 April 2017 Units using $500,000 of his personal funds, (b) 75,000 April 2017 Investor Warrants, and (c) 7,500 April 2017 Placement Agent Warrants.

On June 30 2016, the Issuer sold in a private placement offering (the “June 2016 Offering”) to 11 investors, including Mr. Taglich, pursuant to a securities purchase agreement (the “June 2016 Purchase Agreement”) entered into with each investor, 104.5 units at a per unit price of $10,000, each unit (the “June 2016 Units”) consisting of a note (the “June 2016 Note”) in the principal amount of $10,000 and a five year warrant (the “June 2016 Investor Warrants”) to acquire 1,500 shares of Common Stock, at an exercise price of $3.50 per share. On July 7, 2016, the Issuer sold an additional 10 units in the June 2016 Offering to one investor. The aggregate cash proceeds to the Issuer from the sale of the 114.5 June 2016 Units was $1,145,000.

The June 2016 Notes bear interest at a rate of 8% per annum and mature on June 30, 2017. Pursuant to a Security and Pledge Agreement (the “June 2016 Security Agreement”) the June 2016 Notes are secured by a lien on all of the current assets of the Issuer (excluding the equity of and assets of Icagen-T). Amounts overdue bear interest at a rate of 1% per month.

The June 2016 Investor Warrants have an initial exercise price of $3.50 per share and are exercisable for a period of five years from the date of issuance. Each such warrant is exercisable for one share of Common Stock, which resulted in the issuance of June 2016 Investor Warrants exercisable to purchase an aggregate of 171,750 shares of Common Stock, of which 37,500 were issued to Mr. Taglich. The June 2016 Investor Warrants are subject to adjustment in the event of stock splits and other similar transactions.

In addition, the Issuer retained Taglich Brothers, Inc. as the exclusive placement agent for the June 2016 Offering. In connection therewith, the Issuer agreed to pay the placement agent a six percent (6%) commission from the gross proceeds of this offering ($1,145,000) and agreed to reimburse approximately $15,000 for out of pocket expenses incurred by the Placement Agent in connection with the June 2016 Offering. The Issuer also issued the Placement Agent the same warrant that the investors received exercisable for an aggregate amount of 28,625 shares of Common Stock at an exercise price of $3.50 per share (2,500 shares of Common Stock for each $100,000 in principal amount of Notes sold) (the “June 2016 Placement Agent Warrants”), of which 7,820 were issued to Mr. Taglich as designee of the placement agent.

Mr. Taglich participated in the June 2016 Offering by acquiring: (a) 25 June 2016 Units using $250,000 of his personal funds, (b) 37,000 June 2016 Investor Warrants and 7,820 June 2016 Placement Agent Warrants.

CUSIP No. 983844101	13D	Page 5 of 7 Pages

The foregoing descriptions of the April 2017 Note, April 2017 Investor Warrants, April 2017 Purchase Agreement, April 2017 Security Agreement, June 2016 Note, June 2016 Investor Warrants, June 2016 Purchase Agreement, and June 2016 Security Agreement, are qualified in their entirety by reference to the full text of the forms of such documents, copies of which are included as Exhibits 16, 17, 18, 19, 20, 21, 22 and 23, respectively, to this Amendment No. 1 and are incorporated by reference herein.

On May 19, 2016, Mr. Taglich was awarded options exercisable for 12,500 shares of Common Stock at an exercise price of $3.50 per share for his services as a director, of which 4,282 are currently vested or will vest within 60 days of the date of this Amendment No. 1.

On March 15, 2017, Mr. Taglich was awarded options exercisable for 10,000 shares of Common Stock at an exercise price of $3.50 per share for his services as a director, of which are currently vested or will vest within 60 days of the date of this Amendment No. 1.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information in this Item 5 is provided as of the date hereof and is based on 6,393,107 shares of Common Stock outstanding as of April 12, 2017.

Mr. Taglich is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of 710, 427 shares, which consists of: (a) 41,298 shares of Common Stock held directly; (b) 285,714 shares of Common Stock and warrants to purchase 71,429 shares of Common Stock held in Mr. Taglich’s Keogh account; (c) 15,116 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of the date hereof; (d) warrants acquired by Mr. Taglich to purchase 169,050 shares of Common Stock in connection with private placements and placement agent’s fees; (e) April 2017 Investor Warrants exercisable to purchase 75,000 shares of Common Stock and April 2017 Placement Agent Warrants exercisable to purchase 7,500 shares of Common Stock; and (f) June 2016 Investor Warrants exercisable for 37,500 shares of Common Stock and 7,820 June 2016 Placement Agent Warrants.

In addition, Mr. Taglich is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of 154,161 shares, which consists of the following:

(a) (i) 16,933 shares of Common Stock; and (ii) warrants to purchase 10,000 shares of Common Stock, which are held jointly by Mr. Taglich and Claudia Taglich as joint tenants with right of survivorship;

(b) (i) 65,084 shares of Common Stock; and (ii) warrants to purchase 33,572 shares of Common Stock, which are held by the TAG/Kent Partnership; and

(c) (i) an aggregate of 22,856 shares of Common Stock; and (ii) an warrants to purchase an aggregate of 5,716 shares of Common Stock held in four (4) separate custodial accounts for the benefit of Mr. Taglich’s children.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Taglich (on the basis of 6,393,107 shares of Common Stock outstanding as of April 12, 2017) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	864,588	12.7%

CUSIP No. 983844101	13D	Page 6 of 7 Pages

(b)	Number of shares of Common Stock as to which Mr. Taglich has:

(i) Sole power to vote or to direct the vote:	710,427

(ii) Shared power to vote or to direct the vote:	154,161

(iii) Sole power to dispose or to direct the disposition of:	710,427

(iv) Shared power to dispose or to direct the disposition of:	154,161

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	The beneficiaries of the custodial accounts for the benefit of Mr. Taglich’s children have the right to receive any dividends from, or the proceeds from any sale of, the securities owned of record by such custodial accounts. Mr. Taglich’s spouse has the right to receive any dividends from, or the proceeds from any sale of, shares of Common Stock owned of record by her.

(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following:

Exhibit 16:	Form of Note Issued to Investors (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed April 14, 2017)

Exhibit 17:	Form of Warrant Issued to Investors (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on April 14, 2017)

Exhibit 18:	Form of Securities Purchase Agreement between Icagen, Inc. and Investors Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 14, 2017)

Exhibit 19:	Form of Security and Pledge Agreement between Icagen, Inc. and Investors (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on April 14, 2017)

Exhibit 20:	Form of Note Issued to Investors (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed July 7, 2016)

Exhibit 21:	Form of Warrant Issued to Investors (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on July 7, 2016)

Exhibit 22:	Form of Securities Purchase Agreement between Icagen, Inc. and Investors Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on July 7, 2016)

Exhibit 23:	Form of Security and Pledge Agreement between Icagen, Inc. and Investors (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on July 7, 2016)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 983844101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2017

/s/ Michael N. Taglich
Michael N. Taglich

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
4/12/2017	Warrants to purchase 75,000 shares of Common Stock	*
4/12/2017	Warrants to purchase 7,500 shares of Common Stock	*

*As described in this Amendment No. 1 to Schedule 13D, dated April 12, 2017, Mr. Taglich acquired securities of the Issuer consisting of a note in the principal amount of $500,000, warrants to purchase an aggregate of up to 75,000 shares of Common Stock and warrants to purchase an aggregate of up to 7,500 shares of Common Stock that were issued as placement agent compensation.